

Mail Stop 3561

January 30, 2009

Mr. Zev Weiss
Chairman, President and Chief Executive Officer
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

**Re: American Greetings Corporation
              Form 10-K for fiscal year ended February 29, 2008
              Filed April 29, 2008
              File No. 001-013859**

Dear Mr. Weiss:

        We have completed our review of your Form 10-K for fiscal year ended February 29, 2008 and have no further comments at this time.

                                         Sincerely,

                                         Susan Block
                                         Attorney-Advisor

Cc: Chris Haffke (*via facsimile*)
        (216) 252-6741